Filed by CenturyLink, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934

Subject Company: CenturyLink, Inc.
Commission File No.: 1-7784

The following document is being mailed commencing on or about August 9, 2010 to certain shareholders of CenturyLink, Inc. as of July 13, 2010.

August 9, 2010

Dear Shareholder:

We have previously sent to you proxy material for the special meeting of CenturyLink, Inc. to be held on August 24, 2010 in connection with the proposed merger with Qwest Communications International Inc.  Your Board of Directors unanimously recommends that you vote FOR all items on the agenda.

Your vote is important, no matter how many or how few shares you may own.  To ensure that your shares are represented at the meeting, please vote TODAY by telephone, via the Internet, or by signing, dating and returning the enclosed proxy card in the envelope provided.

Thank you for your cooperation and continuing support.

Best Regards,

/s/ Stacey W. Goff

Stacey W. Goff
Executive Vice President, General Counsel and Secretary

REMEMBER:
You can vote your shares by telephone, or via the Internet.
Please follow the easy instructions on the enclosed proxy card.

If you have any questions, or need assistance in voting
your shares, please call our proxy solicitor,

INNISFREE M&A INCORPORATED
TOLL-FREE, at 1-877-825-8621.

Additional Information

In connection with the proposed merger, CenturyLink has filed, and the U.S. Securities and Exchange Commission, or SEC, has declared effective, a Registration Statement on Form S-4 that includes a joint proxy statement of CenturyLink and Qwest that also constitutes a prospectus of CenturyLink.  CenturyLink and Qwest began mailing the final joint proxy statement/prospectus to their respective shareholders on July 19, 2010.  INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION. You may obtain the joint proxy statement/prospectus, as well as other filings containing information about CenturyLink and Qwest, free of charge, at the website maintained by the SEC at www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to CenturyLink, 100 CenturyLink Drive, Monroe, Louisiana 71203, Attention: Corporate Secretary, or to Qwest, 1801 California Street, Denver, Colorado 80202, Attention: Shareholder Relations. The respective directors and executive officers of CenturyLink and Qwest and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding CenturyLink’s directors and executive officers is available in its proxy statement filed with the SEC by CenturyLink on April 7, 2010, and information regarding Qwest’s directors and executive officers is available in its proxy statement filed with the SEC by Qwest on March 17, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation are included in the joint proxy statement/prospectus and other relevant materials filed or to be filed with the SEC. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.